Lightspeed comments on short seller report

MONTREAL, September 29th, 2021 /CNW Telbec/ - Lightspeed Commerce Inc. (NYSE: LSPD) (TSX: LSPD) today commented on the short seller report published today by Spruce Point Capital Management.

The report contains numerous important inaccuracies and mischaracterizations which Lightspeed believes are misleading and clearly intended to benefit Spruce Point, which itself has disclosed that it stands to profit in the event that the stock price of Lightspeed declines. Lightspeed cautions investors to not make decisions based on this report and instead strongly encourages them to consult credible sources, including Lightspeed’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, prior to making their investment decisions.

Lightspeed is confident in its governance, financial reporting and business practices. Lightspeed has consistently delivered revenue growth since its initial listing on the Toronto Stock Exchange in March 2019. In the quarter ended June 30, 2021, revenue of $115.9M increased 220% from the prior year quarter with organic1 software and transaction-based revenue growth of 78%.

The Company will not be providing further comment on the report at this time as it maintains its focus on building its business and delivering exceptional products and services for customers.

[1] References herein to “organic” growth exclude the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, see www.lightspeedhq.com
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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Brandon Nussey
Chief Financial and Operations Officer

Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com